UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CureVac N.V.

(Name of Subject Company)

CureVac N.V.

(Name of Person Filing Statement)

Ordinary shares, par value €0.12 per share

(Title of Class of Securities)

N2451R105

(CUSIP Number of Class of Securities)

Marco Rau

Executive Vice President Legal & Compliance / General Counsel

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Howard Ellin

June Dipchand

Stephan Hutter

Holger Hofmeister

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001-8602

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by CureVac N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands having its registered office (statutaire zetel) in Amsterdam, the Netherlands, registered with the Dutch trade register under number 77798031 (the “Company” or “CureVac”) on October 21, 2025 with the U.S. Securities and Exchange Commission (the “SEC”) (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the exchange offer (the “Offer”) by BioNTech SE, a European stock corporation (Societas Europaea) organized under the laws of Germany and the European Union, registered with the commercial register at the district court of Mainz under HRB 48720 (“Buyer” or “BioNTech”), and the Tender Offer Statement on Schedule TO, filed by Buyer with the SEC on October 21, 2025 (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), pursuant to which Buyer offered to exchange each ordinary share, par value €0.12 per share, of the Company validly tendered and not properly withdrawn pursuant to the Offer for the right to receive (such consideration, the “Offer Consideration”) a number of American Depositary Shares of BioNTech (“BioNTech ADSs”), each representing one BioNTech ordinary share. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9.

The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By removing the strikethrough text and adding the bolded and underlined text to the heading of Item 8(e):

“Satisfaction of Minimum Condition, ~~and Commencement~~ Expiration of Subsequent Offering Period, Completion of the Offer and Final Result”

2.	By removing the strikethrough text and adding the bolded and underlined text to the first paragraph of Item 8(e):

“On December 3, 2025, BioNTech announced that, as of the expiration of the initial offering period at 9:00 a.m. Eastern Time on December 3, 2025, a total of 184,071,410 shares of CureVac, representing approximately 81.74% of CureVac's issued and outstanding shares, were validly tendered and not properly withdrawn pursuant to the Offer. As a result, the minimum condition for the Offer has been satisfied, and all validly tendered shares have been accepted for exchange. All closing conditions related to the completion of the Post-Offer Reorganization having ~~have now~~ been satisfied,~~.~~ BioNTech ~~will now proceed~~ proceeded to deliver BioNTech ADSs (and/or cash in lieu of fractional BioNTech ADSs) to the holders of Company Shares who have tendered their Company Shares during the initial offer period to close the transaction, as set out in more detail in the Exchange Offer Prospectus.”

3.	By removing the strikethrough text and adding the bolded and underlined text to the second paragraph of Item 8(e):

“Because the initial offer period was not extended, the subsequent offering period ~~has~~ commenced after the expiration of the initial offer period and ~~will end~~ expired at 12:01 a.m. Eastern Time on Thursday, December 18, 2025.”

4.	By adding the following third paragraph to Item 8(e):

“On December 18, 2025, BioNTech announced the completion of the Offer and that the subsequent offering period had expired. As of the expiration time of the subsequent offering period, a total of 195,341,219 Company Shares, collectively representing approximately 86.75% of the issued and outstanding Company Shares, were validly tendered pursuant to the Offer. Company Shares validly tendered during the subsequent offering period were accepted by BioNTech for exchange and will be exchanged pursuant to the terms of the Offer and as set out in more detail in the Exchange Offer Prospectus. BioNTech expects to complete the compulsory acquisition of the remaining Company Shares in January 2026 as part of the Post-Offer Reorganization, which CureVac and BioNTech will now initiate as promptly as practicable. Following the Post-Offer-Reorganization, the Company Shares will no longer be available for trading.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CureVac N.V.
(Registrant)

Date: December 18, 2025	By:	/s/ Ramón Zapata-Gomez
Managing Director